UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2018

Commission File Number 333-209744

TODOS MEDICAL LTD.

(Translation of registrant's name into English)

1 Hamada Street

Rehovot, Israel

+972-8-633-3964

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F      ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Notice of Results of Annual General Meeting of Shareholders

The Annual General Meeting of Shareholders (the “Meeting”) of Todos Medical Ltd. (the “Company”) was held on Thursday, January 18, 2018 at 5:00 p.m. (Israel time). As disclosed in the Company’s Form 6-K filed on January 16, 2018, the Meeting had been adjourned from the original date of January 11, 2018. The quorum required for an adjourned meeting is governed by Article 23(b) of the Company’s Articles of Association. Pursuant to Article 23(b), at the adjourned meeting, as a regular quorum (at least two shareholders who together hold 25% of the voting power of the Company) was not present, in person or by proxy, within a half hour from the time set for the Meeting, any two (2) holders of ordinary shares present in person or by proxy, constituted a quorum.

All the items on the Meeting’s agenda were voted upon and duly approved by the Company’s shareholders.

It is noted that, as of the date of the Meeting, Mr. Asher Deutsch ceased to be a member of the Company’s Board of Directors.

For more information, please see the Company’s Notice and Proxy Statement relating to the Meeting, which were both filed on Form 6-K on December 8, 2017.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TODOS MEDICAL LTD.

By:	/s/ Rami Zigdon
Name: Rami Zigdon
Title: Chief Executive Officer
Date: January 23, 2018

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